Nyxoah SA

Rue Edouard Belin 12

1435 Mont-Saint-Guibert, Belgium

January 4, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Benjamin Richie

Re:	Nyxoah SA
Registration Statement on Form F-3
Filed December 22, 2022
File No. 333-268955
Acceleration Request

Ladies and Gentlemen:

In accordance with Rule 461 of the Rules and Regulations promulgated under the Securities Act of 1933, as amended, Nyxoah SA, a limited liability company organized and existing under the laws of Belgium (the “Registrant”), hereby respectfully requests that the Securities and Exchange Commission accelerate the effective date of the above-referenced Registration Statement on Form F-3 to Friday, January 6, 2023, at 4:00 p.m., Eastern time, or as soon as thereafter practicable.

The cooperation of the staff in meeting the timetable described above is very much appreciated.

Please contact John T. Rudy of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., counsel to the Registrant, at (617) 348-3050 with any questions regarding this request.

Very truly yours,

NYXOAH SA

/s/ Olivier Taelman
Olivier Taelman
Chief Executive Officer

cc:	Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Jonathan L. Kravetz
John T. Rudy